Exhibit 5.1

December 5, 2025

CERo Therapeutics Holdings, Inc.

201 Haskins Way, Suite 230

South San Francisco, CA 94080

Re:	Securities Registered under Registration Statement on Form S-1

We have acted as counsel to CERo Therapeutics Holdings, Inc., a Delaware corporation (the “Company”), in connection with its filing of a Registration Statement on Form S-1 (as amended or supplemented, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended, relating to the registration of the offering and resale by Keystone Capital Partners, LLC (“Keystone”) of up to 729,596,950 shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), that the Company may elect, in its sole discretion, to issue and sell to Keystone from time to time pursuant to the Common Stock Purchase Agreement, dated as of November 26, 2025, by and between the Company and Keystone (the “Purchase Agreement”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinion set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinion set forth below, on certificates of officers of the Company.

For purposes of our opinion set forth below, we have assumed that the following requirements (the “Approval and Issuance Requirements”) are satisfied with respect to each issuance and sale of Shares: (i) approval of each Fixed Purchase Notice, VWAP Purchase Notice and Additional VWAP Purchase Notice (in each case, as defined in the Purchase Agreement) to be delivered by the Company pursuant to the Purchase Agreement by the Company’s board of directors (including a duly authorized committee thereof, the “Board of Directors”) or other person or body to which the Board of Directors has delegated the authority to approve Fixed Purchase Notices, VWAP Purchase Notices and Additional VWAP Purchase Notices to be delivered by the Company pursuant to the Purchase Agreement (an “Authorized Person”) and (ii) that the Shares are issued and sold (w) in accordance with the Purchase Agreement, (x) for a price per share equal to or greater than the minimum price (which price is no less than the par value per share of the Common Stock) for the Shares authorized by the Board of Directors or an Authorized Person before the date of their issuance (the “Minimum Price”), (y) within the time period during which Purchase Shares may be issued authorized by Board of Directors and (z) in accordance with any reservation of shares or other restrictions or limitations imposed by the Board of Directors or an Authorized Person on the issuance and sale of Shares by the Company. For purposes of our opinion set forth below, we have also assumed that, when any Shares are issued, the total number of those Shares, together with the number of shares of Common Stock issued, subscribed for, or otherwise committed to be issued, does not exceed the number of shares of Common Stock authorized by the Company’s certificate of incorporation.

The opinion set forth below is limited to the Delaware General Corporation Law.

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, when delivered and paid for in accordance with the Approval and Issuance Requirements, will be validly issued, fully paid and nonassessable.

This opinion letter and the opinion it contains shall be interpreted in accordance with the Core Opinion Principles as published in 74 Business Lawyer 815 (Summer 2019).

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ Goodwin Procter LLP

GOODWIN PROCTER LLP